TELEPHONE: 1-212-558-4000 FACSIMILE: 1-212-558-3588 WWW.SULLCROM.COM	125 Broad Street New York, New York 10004-2498 LOS ANGELES • PALO ALTO • WASHINGTON, D.C. BRUSSELS • FRANKFURT • LONDON • PARIS BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

January 12, 2021

Via EDGAR

Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission, Division of Corporation Finance

Washington, DC 20549

Re:	Collectors Universe, Inc.

Schedule TO-T filed December 17, 2020, by Cards Acquisition Inc. and Cards Parent LP

SEC File No. 005-59779

Dear Mr. Duchovny:

On behalf of Cards Acquisition Inc., a Delaware corporation (“Purchaser”), and Cards Parent LP, a Delaware limited partnership (“Parent” and, together with Purchaser, the “Filing Persons”), we are responding to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated December 30, 2020 in connection with the above-referenced Schedule TO-T (the “Schedule TO”). The Filing Persons have revised the Schedule TO in response to the Staff’s comments and are concurrently filing via EDGAR Amendment No. 2 to the Schedule TO (the “Amendment”) for review by the Staff.

Set forth below are the Staff’s comments followed by the responses of the Filing Persons. Capitalized terms used in this letter and not otherwise defined have the meanings given to them in the Offer to Purchase, dated December 17, 2020, as amended December 28, 2020, which is attached as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”).

Securities and Exchange Commission January 12, 2021	-2-

Schedule TO

1. Parent GP controls both Parent and Purchaser. The members of Parent GP are Turner and D1 Master Fund. The Cards Entities are indirectly controlled by Turner, Sundheim and Cohen. Please explain supplementally why Parent GP, D1 Master Fund, Turner, Sundheim and Cohen have not been included as a filers on the Schedule TO, or revise to add each as a filer.

Response: In response to the Staff’s comment, the Filing Persons have revised the applicable disclosure in the Amendment to add each of Parent GP, D1 Master Fund, Turner, Sundheim and Cohen (collectively, the “Additional Persons”) as a filer on the Schedule TO. While the Schedule TO has been amended to include the Additional Persons as filers, the Filing Persons do not believe that such addition is material to the decision by the stockholders of Collectors Universe with respect to the Offer, as information about the Additional Persons had been previously disclosed in the Schedule TO. The Filing Persons therefore do not believe that the addition of the Additional Persons as filers would necessitate the dissemination of new offering materials or an extension of the length of the Offer.

Offer to Purchase

2. Please revise the first paragraph in section 2 on page 22 to state that you will pay for accepted shares promptly instead of “as promptly as practicable.”

Response: The Filing Persons have revised the applicable disclosure in the Amendment to address the Staff’s comment.

We appreciate the Staff’s attention to the review of this matter. Please do not hesitate to contact me at (212) 558-4239 or trevinom@sullcrom.com if you have any questions regarding this letter or the Amendment.

Sincerely,

/s/ Marc Treviño
Marc Treviño

cc:	Amanda Hector

(Cards Parent LP)

Audra Cohen

Matthew Goodman

(Sullivan & Cromwell LLP)

Edward Ackerman

(Paul, Weiss, Rifkind, Wharton & Garrison LLP)